

Konstantin Maslennikov · 3rd

CEO and founder at HereYouGo

Palo Alto, California, United States · 500+ connections ·

Contact info

 **HereYouGo**

 **Stanford University Graduate School of...**

Featured



🚗**Waymo is opening self-driving robo-taxi to the gene public**

YouTube

#waymo #launch #selfdriving #cars News about self-driv technology industry and comments of our expert CEO of HereYouGo, startup in self-driving area - Konstantin Maslennikov. https://twitter.com/maslennikof // LINKS Lir

Activity

1,313 followers

 **With Steven Callander my Stanford professor. Sometimes we brainstorm...**
Konstantin shared this
17 Reactions

 **I really like that photo!**
Konstantin commented

 **Good idea!)**

 **My new video about special lar**

 **Konstantin commented**

 **self-driving in Michigan**

Konstantin shared this

3 Reactions

